13131 Dairy Ashford, Suite 600

Sugar Land, Texas 77478

January 15, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgell, Assistant Director
Paul Fischer, Staff Attorney

Re:	Team, Inc.
Registration Statement on Form S-4
File No. 333-208756

Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Team, Inc. (the “Registrant”) hereby requests the acceleration of the effectiveness of its Registration Statement on Form S-4, as amended by Amendment No. 2 thereto (File No. 333-208756), to January 19, 2016, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michelle Earley of Locke Lord LLP at (512) 305-4818 with any questions you may have concerning this request. In addition, please notify Ms. Earley when this request for acceleration has been granted.

Very truly yours,

André C. Bouchard
Executive Vice President, Administration, Chief Legal Officer & Secretary

cc:	Michelle A. Earley
Locke Lord LLP